UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934

For the month of January, 2005
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts: Beth Mittelman Investor Relations IONA (781) 902-8033 ir@iona.com	Rob Morton Corporate Communications IONA (781) 902-8139 robert.morton@iona.com	Tara Humphreys Corporate Communications IONA (353) 1-637-2146 tara.humphreys@iona.com

IONA ANNOUNCES PROFITABILITY FOR Q4 AND FULL-YEAR 2004;
ACHIEVES 20% SEQUENTIAL GROWTH IN ARTIX REVENUE IN Q4

Reports Revenue of $19.5 Million in Q4

DUBLIN, Ireland & WALTHAM, Mass. – January 20, 2005 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced fourth quarter revenues of $19.5 million. On a U.S. generally accepted accounting principles (GAAP) basis, IONA reported net income of $0.05 per share, including a $.02 per share gain from the resolution of an acquisition contingency.

“At the beginning of 2004, IONA outlined a strategy that would position the company for sustainable performance. I am delighted that through the execution of that strategy we have greatly improved our performance, generated profits for the year and enhanced our cash position to the benefit of our shareholders,” said Chris Horn, CEO and co-founder, IONA. “Our existing customer base provides a solid foundation for growth, and we are successfully adding new blue chip customers to that core. The growing Web services integration market is driving our Artix™ revenues, and we continue to receive validation of our leadership position in this market via independent parties. During 2004, Artix has been a significant and growing part of our revenues and in the fourth quarter exceeded our expectations. I am optimistic for even more success in 2005. Through our stewardship of CORBA®, the business built on CORBA technology has performed well, and as expected. Our cost base is well managed, and continued growth from Artix should further improve our bottom line performance.”

Highlights

•	Company achieved full-year profitability

•	IONA increased cash, restricted cash and marketable securities position to $60 million, an increase of $6 million from Q3

•	Artix revenue grew 20% sequentially in Q4

•	Completed 12 Artix transactions with new and existing customers, including Beijing Mobile, BellSouth, Marconi, mmO2, Reuters and SBC, among others

•	Artix named 2004 Integration Product of the Year by SearchWebServices.com

•	Released version 6.2 of Orbix, IONA’s CORBA-based integration technology

“IONA’s fourth quarter results exceeded the company’s goals in all key financial metrics, including total revenue, product revenue, Artix revenue, profit, and cash,” said Dan Demmer, CFO, IONA. “In 2004, we built a strong foundation for our next phase of growth and established an attractive, highly leverageable business model. The results of both the fourth quarter and full year 2004 provide additional proof points of IONA’s ability to deliver sustainable performance.”

Looking Forward
Reflecting usual customer buying patterns, Q1 is a seasonally down quarter when compared to Q4 and IONA has in the past experienced an average revenue decrease from Q4 to Q1 of approximately 25%. However, for Q1 2005 the company expects to perform better than this seasonal trend. IONA expects total revenues to be in the range of $16 — $17 million, driven by year-over-year product revenue growth of 10% — 20%. The company expects total expenses for the first quarter 2005, including both cost of revenue and operating expenses, to be in the range of $16.5-$17.5 million.

Conference Call
 IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s fourth quarter and year-end results. Investors and other interested parties may dial into the call using the toll free number (888) 566-1195 or (210) 234-5931. The conference call will also be available via webcast at www.iona.com/investors. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (800) 262-4969 or (402) 220-9710 until January 27, 2005.

About IONA
 For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® product family. The Artix™ product family, IONA’s new generation of integration solutions, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. Customers use Artix to incorporate current IT assets into valuable new business applications through enterprise-class, standards-based connectivity.

With its partners, IONA can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost reduction efforts; the launch and acceptance of IONA’s high-performance integration software products; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statement of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Product revenue	$10,426	$13,861	$30,735	$35,737
Service revenue	9,078	9,549	37,284	38,453

Total revenue	19,504	23,410	68,019	74,190
Cost of revenue:
Cost of product revenue	2	251	231	527
Cost of service revenue	2,780	3,420	11,790	14,275

Total cost of revenue	2,782	3,671	12,021	14,802

Gross profit	16,722	19,739	55,998	59,388
Operating expense:
Research and development	4,325	5,708	17,204	27,134
Sales and marketing	8,739	9,940	29,526	41,500
General and administrative	2,135	2,150	8,545	10,270
Amortization of other non-current assets	146	160	578	796
Adjustment of acquisition liabilities	(600)	0	(600)	0
Restructuring	0	5,694	0	20,525
Write-off of assets and related costs	0	926	0	3,271

Total operating expenses	14,745	24,578	55,253	103,496
Income (loss) from operations	1,977	(4,839)	745	(44,108)
Interest income, net	96	66	286	483
Net exchange (loss) gain	(257)	62	(273)	337

Income (loss) before provision for income taxes	1,816	(4,711)	758	(43,288)
Provision for income taxes	166	248	566	948

Net income (loss)	$1,650	($4,959)	$192	($44,236)

Net income (loss) per ordinary share and per ADS
Basic	$0.05	($0.15)	$0.01	($1.33)
Diluted	$0.05	($0.15)	$0.01	($1.33)
Pro forma basic	$0.03	$0.05	$0.01	($0.58)
Pro forma diluted	$0.03	$0.05	$0.01	($0.58)

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	34,763	33,849	34,570	33,335
Diluted	36,431	33,849	36,333	33,335
Pro forma basic	34,763	33,849	34,570	33,335
Pro forma diluted	36,431	35,826	36,333	33,335

IONA Technologies PLC
Pro Forma Statement of Operations
Impact of Pro Forma Adjustments on Pro Forma Net Income (Loss)
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	December 31, 2004			December 31, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$19,504	0	$19,504	$23,410	0	$23,410
Cost of revenue	2,782	0	2,782	3,671	0	3,671
Gross profit	16,722	0	16,722	19,739	0	19,739
Research and development	4,325	0	4,325	5,708	(21)	5,687
Sales and marketing	8,739	0	8,739	9,940	0	9,940
General and administrative	2,135	0	2,135	2,150	0	2,150
Amortization of other non-current assets	146	(146)	0	160	(160)	0
Adjustment of acquisition liabilities	(600)	600	0	0	0	0
Restructuring	0		0	5,694	(5,694)	0
Write-off of assets and related costs	0		0	926	(926)	0
Total operating expenses	14,745	454	15,199	24,578	(6,801)	17,777
Income (loss) from operations	1,977	(454)	1,523	(4,839)	6,801	1,962
Income (loss) before provision for income taxes	1,816	(454)	1,362	(4,711)	6,801	2,090
Provision for income taxes	166	0	166	248	0	248
Net income (loss)	$1,650	(454)	$1,196	($4,959)	6,801	$1,842
Net income (loss) per ordinary share and per ADS
Basic	$0.05	($0.02)	$0.03	($0.15)	$0.20	$0.05
Diluted	$0.05	($0.02)	$0.03	($0.15)	$0.20	$0.05
Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	34,763		34,763	33,849		33,849
Diluted	36,431		36,431	33,849		35,826

	Twelve Months Ended			Twelve Months Ended
	December 31, 2004			December 31, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$68,019	0	$68,019	$74,190	0	$74,190
Cost of revenue	12,021	0	12,021	14,802	0	14,802
Gross profit	55,998	0	55,998	59,388	0	59,388
Research and development	17,204	(39)	17,165	27,134	(199)	26,935
Sales and marketing	29,526	0	29,526	41,500	0	41,500
General and administrative	8,545	0	8,545	10,270	0	10,270
Amortization of other non-current assets	578	(578)	0	796	(796)	0
Adjustment of acquisition liabilities	(600)	600	0	0	0	0
Restructuring	0	0	0	20,525	(20,525)	0
Write-off of assets and related costs	0	0	0	3,271	(3,271)	0
Total operating expenses	55,253	(17)	55,236	103,496	(24,791)	78,705
Income (loss) from operations	745	17	762	(44,108)	24,791	(19,317)
Income (loss) before provision for income taxes	758	17	775	(43,288)	24,791	(18,497)
Provision for income taxes	566	0	566	948	0	948
Net income (loss)	$192	17	$209	($44,236)	24,791	($19,445)
Net income (loss) per ordinary share and per ADS
Basic	$0.01	$0.00	$0.01	($1.33)	$0.75	($0.58)
Diluted	$0.01	$0.00	$0.01	($1.33)	$0.75	($0.58)
Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	34,570		34,570	33,335		33,335
Diluted	36,333		36,333	33,335		33,335

     (1) Adjusted to exclude: stock-based compensation of $39,000 for the twelve months ended December 31, 2004, amortization of other non-current assets of $146,000 for the three months ended December 31, 2004 and $578,000 for the twelve months ended December 31, 2004 and adjustment of acquisition liabilities of ($600,000) for the three and twelve months ended December 31, 2004.

     (2) Adjusted to exclude: stock-based compensation of $21,000 for the three months ended December 31, 2003 and $199,000 for the twelve months ended December 31, 2003, amortization of other non-current assets of $160,000 for the three months ended December 31, 2003 and $796,000 for the twelve months ended December 31, 2003, restructuring of $5,694,000 for the three months ended December 31, 2003 and $20,525,000 for the twelve months ended December 31, 2003 and write-off of assets and related costs of $926,000 for the three months ended December 31, 2003 and $3,271,000 for the twelve months ended December 31, 2003.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	December 31,
	2004 (Unaudited)	December 31, 2003 (1)

ASSETS
Current assets:
Cash and cash equivalents	$25,096	$19,926
Restricted cash	3,495	3,745
Marketable securities	31,324	32,978
Accounts receivable, net of allowance for doubtful accounts of $1,073 at December 31, 2004 and $1,093 at December 31, 2003	12,912	23,255
Prepaid expenses and other assets	2,827	2,929

Total current assets	75,654	82,833
Property and equipment, net	4,851	6,265
Other non-current assets, net	441	940

Total assets	$80,946	$90,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,602	$2,483
Accrued payroll and related expenses	5,534	7,260
Other accrued liabilities	14,254	18,763
Deferred revenue	21,179	23,910

Total current liabilities	43,569	52,416
Other non-current liabilities	2,415	4,510
Shareholders’ equity:
Ordinary Shares, €0.0025 par value, 150,000,000 shares authorized; 34,801,683 and 34,005,707 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	96	94
Additional paid-in capital	494,837	493,260
Accumulated deficit	(459,971)	(460,163)
Deferred stock-based compensation	0	(79)

Total shareholders’ equity	34,962	33,112

Total liabilities and shareholders’ equity	$80,946	$90,038

(1)	The December balance sheet information has been derived from the December 31, 2003 audited consolidated financial statements.

# #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: January 20, 2005	By:	/s/ Christopher J. Horn
Christopher J. Horn
Chief Executive Officer and Director